UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1
T: +604.451.2700
F: +604.437.9891

www.creo.com

FOR IMMEDIATE RELEASE

Six Degrees from Creo Receives Best of Show Award at Macworld

Vancouver, Canada (January 14, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) is proud to announce that Six Degrees™ software - a new product for the creative desktop - was awarded the prestigious "Macworld Best of Show Award" at the Macworld Conference and Expo held last week in San Francisco. The Best of Show Awards were presented to the most exciting hardware and software products featured at the four-day Macworld exhibit. Jim Dalrymple, News Director of MacCentral, and Kristina DeNike, Lab Director of Macworld selected this year's award recipients.

"We were very pleased to see the strong support Macintosh® developers are showing for Mac® OS X," said Dalrymple. "The Six Degrees product from Creo showcases the power of this revolutionary operating system."

"I am overwhelmed by the incredible response to Six Degrees from the Macintosh community," said Mark Lemmons, Director, Creative Software Group, Creo. "People recognize the power of Six Degrees as a genuinely new idea for the desktop."

Other winners include Apple's revolutionary new iMac® computer and its breakthrough iPhoto software for managing digital photos. Adobe was also honored for Adobe® LiveMotion™ 2.0, an essential tool to help web designers create dynamic, interactive content in a variety of formats.

Six Degrees software dramatically improves the way content creators and creative professionals work with their projects. It continually makes connections between the messages that users send, the files they create and the people they work with. Once these connections are visible, they can be used to quickly navigate through projects in a powerful new way. Creo launched Six Degrees on January 8 at Macworld and plans to begin sales of the US$249 product beginning at Macworld New York in July 2002. European-language versions will follow in September.

Six Degrees operates cross-media, cross-platform (Mac OS X and Windows®), and interacts with desktop applications, files, and e-mail through an easy-to-use interface. For more information on Six Degrees, visit www.creo.com/sixdegrees.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Letty Katchen	Holly Hokrein	Rochelle van Halm
Media Relations (Creative)	Marketing Communications (Americas)	Media Relations (Headquarters)
T. +604.451.2700	T. +781.280.7331	T. +604.451.2700
F. +604.437.9891	F. +781.275.3430	F. +604.437.9891
letty.katchen@creo.com	holly.hokrein@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: January 14, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary